Exhibit A

Ceragon Reports First Quarter 2017 Results
May 11, 2017

CERAGON NETWORKS REPORTS FIRST QUARTER 2017
FINANCIAL RESULTS

Company continued to pay down debt, increasing net cash to $25 million

Little Falls, New Jersey, May 11, 2017 - Ceragon Networks Ltd. (NASDAQ: CRNT), the #1 wireless backhaul specialist today reported results for the first quarter ended March 31, 2017.

First Quarter 2017 Highlights:

Revenues – $76.0 million, up 27.1% from the first quarter of 2016, and down 10.2% from the fourth quarter of 2016.

Gross margin – 29.3%, compared to 35.6% in the first quarter of 2016 and 32.5% in the fourth quarter of 2016.

Operating income – $2.0 million, compared to operating income of $1.2 million in the first quarter of 2016 and operating income of $8.5 million in the fourth quarter of 2016.

Net loss – $(0.1) million or $(0.00) per diluted share. Net loss for the first quarter of 2016 was $(0.4) million, or $(0.01) per diluted share. Net income for the fourth quarter of 2016 was $8.3 million, or $0.10 per diluted share.

Non-GAAP results – gross margin was 30.0%, operating profit was $2.9 million, and net income was $0.9 million, or $0.01 per diluted share. Non-GAAP results exclude adjustments of $1.0 million.  For a reconciliation of GAAP to non-GAAP results, see the attached tables.

Cash and cash equivalents – $36.5 million at March 31, 2017, compared to $36.3 million at December 31, 2016.

"Q1 was in line with expectations and we increased our net cash position to $25 million, using our free cash flow to further reduce our debt," said Ira Palti, president and CEO of Ceragon. "Our book-to-bill ratio was substantially above 1:1 in the first quarter. Our gross margin fluctuates from quarter to quarter, mainly based on geographic mix of revenue. Based on our bookings, funnel of opportunities and assumptions about timing of revenue, we expect our gross margin to improve as the year progresses due to a more favorable revenue mix, and we continue to target substantial growth in net income for 2017 compared to 2016."

Supplemental revenue breakouts:

Geographical breakdown, first quarter of 2017:

•	Europe:	10%
•	Africa:	6%
•	North America:	15%
•	Latin America:	14%
•	India:	36%
•	APAC:	19%

A conference call to discuss the results will begin at 9:00 a.m. EDT. Investors are invited to join the Company's teleconference by calling USA: (800) 230-1096 or International: +1 (612) 288-0337, from 8:50 a.m. EDT. The call-in lines will be available on a first-come, first-serve basis.

Investors can also listen to the call live via the Internet by accessing Ceragon Networks' website at the investors' page: http://www.ceragon.com/about-us/ceragon/investor-relations, selecting the webcast link, and following the registration instructions.

If you are unable to join us live, the replay numbers are: USA: (800) 475-6701 or International +1 (320) 365-3844 Access Code: 421730. A replay of both the call and the webcast will be available through June 11, 2017.

About Ceragon Networks Ltd.

Ceragon Networks Ltd. (NASDAQ: CRNT) is the world's #1 wireless backhaul specialist. We help operators and other service providers worldwide increase operational efficiency and enhance end customers' quality of experience with innovative wireless backhaul solutions. Our customers include wireless service providers, public safety organizations, government agencies and utility companies, which use our solutions to deliver 4G, mission-critical multimedia services and other applications at high reliability and speed. Ceragon's unique multicore technology provides highly reliable, high-capacity 4G wireless backhaul with minimal use of spectrum, power and other resources. It enables increased productivity, as well as simple and quick network modernization. We deliver a range of professional services that ensure efficient network rollout and optimization to achieve the highest value for our customers. Our solutions are deployed by more than 460 service providers, as well as hundreds of private network owners, in more than 130 countries.

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Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON ® is a trademark of Ceragon Networks Ltd., registered in various countries. Other names mentioned are owned by their respective holders.

This press release contains statements concerning Ceragon's future prospects that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of Ceragon's management. Examples of forward-looking statements include: projections of revenues, net income, gross margin, capital expenditures and liquidity, competitive pressures, growth prospects, product development, financial resources, cost savings and other financial matters. You may identify these and other forward-looking statements by the use of words such as "may", "plans", "anticipates", "believes", "estimates", "targets", "expects", "intends", "potential" or the negative of such terms, or other comparable terminology. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including risks associated with a decline in revenues; the risk of a decrease in the amount of business coming from a certain geographic region, from which a significant portion of Ceragon's business is generated; the risk associated with the a change in Ceragon's gross margin as a result of changes in the geographic mix of revenues; the risk associated with the loss of a single customer or customer group, which represents a significant portion of Ceragon's revenues; the risk associated with Ceragon's failure to effectively compete with other wireless equipment providers; the risk relating to the concentration of Ceragon's business in India, Latin America, Africa, and in developing nations and the political, economic and regulatory risks from doing business in those regions, including  potential currency restrictions; and other risks and uncertainties detailed from time to time in Ceragon's Annual Report on Form 20-F and Ceragon's other filings with the Securities and Exchange Commission that represent our views only as of the date they are made and should not be relied upon as representing our views as of any subsequent date. We do not assume any obligation to update any forward-looking statements.

Investors:
Doron Arazi or                         Claudia Gatlin
+972 3 5431 660                                                       +1 212 830-9080
dorona@ceragon.com                                           claudiag@ceragon.com

Media:
Tanya Solomon
+972 3 5431163
tanyas@ceragon.com

-tables follow-

Ceragon Reports First Quarter 2017 Results

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Three months ended
	March 31,
	2017	2016

Revenues	$76,021	$59,834
Cost of revenues	53,717	38,543

Gross profit	22,304	21,291

Operating expenses:
Research and development, net	6,107	5,283
Selling and marketing	9,735	9,857
General and administrative	4,505	4,918

Total operating expenses	$20,347	$20,058

Operating income	1,957	1,233
Financial expenses, net	1,598	918

Income before taxes	359	315

Taxes on income	487	751

Net loss	$128	$436

Basic and diluted net loss per share	$0.00	$0.01

Weighted average number of shares used in computing basic and diluted net loss per share	77,796,425	77,655,440

Ceragon Reports First Quarter 2017 Results

CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	March 31, 2017	December 31, 2016
ASSETS	Unaudited	Audited

CURRENT ASSETS:
Cash and cash equivalents	$36,460	$36,338
Trade receivables, net	99,539	107,395
Other accounts receivable and prepaid expenses	18,897	17,076
Inventories	50,815	45,647
Total current assets	205,711	206,456

NON-CURRENT ASSETS:
Deferred taxes, net	1,359	1,344
Severance pay funds and pension	4,877	4,575
Property and equipment, net	27,763	27,560
Intangible assets, net	1,169	1,544
Other non-current assets	2,969	2,746
Total non-current assets	38,137	37,769
Total assets	$243,848	$244,225

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short term loans, including current maturities of long term loan	$11,500	$17,000
Trade payables	71,234	68,408
Deferred revenues	1,638	2,673
Other accounts payable and accrued expenses	23,142	22,425
Total current liabilities	107,514	110,506

LONG-TERM LIABILITIES
Accrued severance pay and pension	9,512	9,198
Other long term liabilities	8,796	8,357
Total long-term liabilities	18,308	17,555

SHAREHOLDERS' EQUITY:
Share capital:
Ordinary shares	214	214
Additional paid-in capital	409,751	409,320
Treasury shares at cost	(20,091)	(20,091)
Accumulated other comprehensive loss, net of taxes	(6,289)	(7,848)
Accumulated deficit	(265,559)	(265,431)

Total shareholders' equity	118,026	116,164

Total liabilities and shareholders' equity	$243,848	$244,225

Ceragon Reports First Quarter 2017 Results

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
(U.S. dollars in thousands)
(Unaudited)

	Three months ended
	March 31,
	2017	2016
Cash flow from operating activities:
Net loss	$(128)	$(436)
Adjustments to reconcile net loss to net cash provided by operating activities:

Depreciation and amortization	2,345	2,308
Stock-based compensation expense	358	411
Decrease in trade and other receivables, net	7,231	34,378
Decrease (increase) in inventory, net of write-off	(4,984)	432
Decrease (increase) in deferred tax asset, net	(15)	233
Increase (decrease) in trade payables and accrued liabilities	3,997	(20,061)
Decrease in deferred revenues	(1,035)	(4,667)
Other adjustments	12	110
Net cash provided by operating activities	$7,781	$12,708

Cash flow from investing activities:
Purchase of property and equipment ,net	(2,309)	(2,201)
Investment in short-term bank deposits	-	(33)
Net cash used in investing activities	$(2,309)	$(2,234)

Cash flow from financing activities:
Repayment of loans from financial institutions	(5,500)	(5,072)
Proceeds from exercise of options	74	-
Net cash used in financing activities	$(5,426)	$(5,072)

Translation adjustments on cash and cash equivalents	$76	$125

Increase in cash and cash equivalents	$122	$5,527

Cash and cash equivalents at the beginning of the period	36,338	36,318

Cash and cash equivalents at the end of the period	$36,460	$41,845

Ceragon Reports First Quarter 2017 Results

RECONCILIATION OF NON-GAAP FINANCIAL RESULTS
(U.S. dollars in thousands)
(Unaudited)

	Three months ended
	March 31,
	2017	2016

GAAP cost of revenues	$53,717	$38,543
Amortization of intangible assets	(303)	(306)
Stock based compensation expenses	(20)	(18)
Changes in pre-acquisition indirect tax positions	(162)	(134)
Non-GAAP cost of revenues	$53,232	$38,085

GAAP gross profit	$22,304	$21,291
Gross profit adjustments	485	458
Non-GAAP gross profit	$22,789	$21,749

GAAP Research and development expenses	$6,107	$5,283
Stock based compensation expenses	(78)	(128)
Non-GAAP Research and development expenses	$6,029	$5,155

GAAP Sales and Marketing expenses	$9,735	$9,857
Amortization of intangible assets	(71)	(99)
Stock based compensation expenses	(78)	(132)
Non-GAAP Sales and Marketing expenses	$9,586	$9,626

GAAP General and Administrative expenses	$4,505	$4,918
Stock based compensation expenses	(182)	(133)
Non-GAAP General and Administrative expenses	$4,323	4,785

GAAP Financial expenses	$1,598	$918
Currency devaluation in Venezuela related expenses	-	907
Non-GAAP Financial expenses	$1,598	$1,825

GAAP Tax expenses	$487	$751
Non cash tax adjustments	(98)	(246)
Non-GAAP Tax expenses	$389	$505

Ceragon Reports First Quarter 2017 Results

RECONCILIATION BETWEEN REPORTED AND NON-GAAP
RESULTS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Three months ended
	March 31,
	2017	2016

GAAP net loss	$(128)	$(436)

Stock based compensation expenses	358	411
Amortization of intangible assets	374	405
Changes in pre-acquisition indirect tax positions	162	134
Currency devaluation in Venezuela related expenses	-	(907)
Non-cash tax adjustments	98	246

Non-GAAP net income (loss)	$864	$(147)

GAAP basic net loss per share	$(0.00)	$(0.01)

GAAP diluted net loss per share	$(0.00)	$(0.01)

Non-GAAP basic and diluted net income (loss) per share	$0.01	$(0.00)

Weighted average number of shares used in computing GAAP basic net loss per share	77,796,425	77,655,440

Weighted average number of shares used in computing GAAP diluted net loss per share	80,512,964	77,656,530

Weighted average number of shares used in computing Non-GAAP diluted net income (loss) per share	80,751,956	77,742,773